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March 26, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance 100 F Street, N.E.

Washington, D.C. 20549

Attn: Todd Schiffman and Justin Dobbie

Re:Sierra Lake Acquisition Corp

Registration Statement on Form S-1
Submitted on February 25, 2021
File No. 333-253479

Dear Mr. Schiffman and Mr. Dobbie:

On behalf of our client, Sierra Lake Acquisition Corp. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in its letter dated March 24, 2021 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and filing a Registration Statement on Form S-1 (the “Revised Registration Statement”) on behalf of the Company.

Set forth below in bold are comments from the Comment Letter.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in the Revised Registration Statement in response to the Staff’s comment. All page references in the responses set forth below refer to page numbers in the Revised Registration Statement. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Revised Registration Statement.

Registration Statement on Form S-1

Business Strategy, page 2

1.

Please provide a more detailed discussion of the nature of the industries where you might target a business combination. We note that you intend to “capitalize on the operational expertise possessed by [y]our management team across a diverse array of industries.” However, we note for example, that in Mr. Alutto’s case, much of this area of expertise is waste disposal industry, an industry where he is limited by a non-compete provision of an employment agreement.

Securities and Exchange Commission

March [26], 2021

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 2 of the Revised Registration Statement.

Exhibit Index, page 150

2.

Please reconcile the consent filed by Mr. Hoffman to being named in the registration statement as a director nominee with the disclosure in the prospectus that he has served as a member of your board of directors since February 2021.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Mr. Hoffman is no longer serving on the board of directors and will not serve post-closing. He has been removed from the Revised Registration Statement.

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-4234.

Sincerely,

/s/ Charles Alutto

Charles Alutto

Sierra Lake Acquisition Corp.

cc: Ari Edelman

     Stuart Neuhauser